UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-38638

NIO Inc.

(Registrant’s Name)

Building 20, 56 Antuo Road

Jiading District, Shanghai 201804

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

NIO Inc. Adopted 2024 Share Incentive Plan

The board of directors of NIO Inc. (the “Company”) and the compensation committee of the board of directors of the Company have recently approved and authorized the adoption of its 2024 Share Incentive Plan (the “2024 Plan”). Under the 2024 Plan, the maximum aggregate number of shares that may be issued shall be (i) 19,288,470 shares, which shall be automatically increased each year by the number of shares representing 1.2% of the then total issued and outstanding share capital of the Company as of the last day of the immediately preceding fiscal year during the term of the 2024 Plan commencing with the fiscal year starting from January 1, 2025, plus (ii) the number of shares subject to awards that were not granted under the Company’s 2015 Share Incentive Plan, 2016 Share Incentive Plan, 2017 Share Incentive Plan, and 2018 Share Incentive Plan (collectively, the “Prior Plans”), and the number of shares subject to awards granted under the Prior Plans that have expired or otherwise been terminated without having been exercised in full and the shares issued pursuant to awards granted under the Prior Plans that have been forfeited to or repurchased by the Company due to failure to vest. The 2024 Plan will become effective on February 7, 2024 and will continue in effect for a term of five years.

EXHIBIT INDEX

Exhibit No.	Description
99.1	2024 Share Incentive Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIO Inc.

	By	:	/s/ Wei Feng
	Name	:	Wei Feng
	Title	:	Chief Financial Officer

Date: February 7, 2024